UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ⌧           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

2020 Annual Meeting of Shareholders

Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announces today that the Company’s Annual Meeting of Shareholders (the “Meeting”) was duly held on November 25, 2020 at 9:00 a.m., local time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

At the Meeting, each of the following proposals were approved and adopted:

1.	The re-election of Mr. Petros Panagiotidis to serve as Class C Director until the 2023 Annual Meeting of Shareholders;

2.	The appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year of 2020; and

3.
The granting of discretionary authority to the Company’s board of directors (the “Board”) to effect one or more reverse stock splits of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-75 and in the aggregate at a ratio of not more than one-for-75, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Board, or any duly constituted committee thereof, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval.

Nasdaq Bid Deficiency Notice

The Company continues to monitor the closing bid price of its common shares during the compliance period and intends to take all necessary steps to regain compliance with the Nasdaq Capital Market (“Nasdaq”) $1.00 minimum bid price per share requirement and to maintain its Nasdaq listing, including by effecting a reverse stock split consolidating the Company’s issued and outstanding shares. The Company can also cure this deficiency if the closing bid price of its common shares is $1.00 per share or higher for at least ten consecutive business days during the grace period, which includes the temporary COVID-19 relief period. In the event the Company does not regain compliance within the grace period and meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period. During this time, the Company's common shares will continue to be listed and trade on the Nasdaq.

The information contained in this report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-232052, 333-238990 and 333-240262) that were declared effective on June 21, 2019, September 23, 2020 and September 23, 2020, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.

Dated: November 27, 2020	By:	/s/ Petros Panagiotidis
Petros Panagiotidis Chairman, Chief Executive Officer and Chief Financial Officer